NAME OF REGISTRANT: Alphabet Inc.

NAME OF PERSON RELYING ON EXEMPTION: Boston Common Asset Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 200 State St 7th Floor, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 18, 2022

To Alphabet Inc. Stockholders:

Boston Common Asset Management seeks your support for Proposal 5 on the Company’s 2022 Proxy Statement. The proposal asks Alphabet to prepare an annual report on its lobbying expenditures.

 The proposal requests the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Alphabet used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Alphabet’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of management’s and the Board’s decision-making process and oversight for making payments described in sections 2 and 3 above.

For purposes of this proposal, “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action regarding the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Alphabet is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee and posted on Alphabet's website.

Rationale to vote FOR the Proposal

and Rebuttal to Company’s Opposition Statement

As investors we believe transparency and accountability in corporate spending to influence legislation and regulation are in the best interests of Alphabet stockholders. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for shareholders to be able to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with Company mission, values, and ethics. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives that are misaligned with company public positions and principles and therefore can pose risks to Alphabet’s reputation to the detriment of shareholder value.

SUMMARY OF RATIONALE

• Company reputation is an important component of shareholder value;

• Indirect lobbying through trade associations and social welfare groups presents potential risks and lacks accountability;

• Alphabet’s disclosures do not fulfill the proposal’s requests for disclosure of payments by Alphabet used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, including any membership in and payments to any tax-exempt organization that writes and endorses model legislation;

• Investors are asking for lobbying transparency to better understand risks; and

• Alphabet could easily provide shareholders the lobbying disclosures requested in this proposal.

Company Reputation is an Important Component of Shareholder Value

Alphabet’s failure to provide robust and complete disclosure of its lobbying activities and expenditures may exposes it to potential reputational damage and therefore potential negative impacts on shareholder value. Heightened scrutiny of corporate spending on lobbying expenditures potentially exposes companies to increased reputational risk.

According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.1 The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalisation across the FTSE 100 & 250.”2 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.3

A 2014 Deloitte survey also found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.4 Clearly, corporate reputation has significant impact on shareholder value.

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1 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf.

4 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

Indirect Lobbying through Trade Associations and Social Welfare Groups Presents Potential Risks and Lack Accountability

While corporate donations to politicians and traditional PACs have strict limits, payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions.

Alphabet can give unlimited amounts to third party groups that can spend millions on lobbying and often undisclosed grassroots activity. This is often referred to as dark money spending. Lack of company transparency and oversight around dark money spending through trade associations and other organizations not only creates a blind spot in use of funds for shareholders, but for the corporations themselves.

Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby.

Recently companies have faced significant corporate reputational risk due to misalignment of company practices, including lobbying expenditures, with stated company values and positions. Without robust lobbying oversight and transparency, the company, and its shareholders, have no way to determine if company direct and indirect lobbying aligns with company values.

Alphabet’s Current Disclosures are Inadequate

Alphabet does not provide investors a central and comprehensive source where they can learn all relevant corporate spending on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of or align with the Company’s strategy and investor interests. Instead, the Company provides partial disclosure which is not sufficient for investors to assess the related risks, and the adequacy of the Company’s management of those risks. As noted in the proposal:

Alphabet fails to provide an annual report breaking out its lobbying payments by federal, individual states, trade associations (TAs) and social welfare groups (SWGs). Alphabet spent $93,960,000 on federal lobbying from 2015 – 2020. This does not include state lobbying, where Alphabet also lobbies but disclosure is uneven or absent. For example, Alphabet spent $1,895,971 lobbying in California from 2015 – 2020. Alphabet also lobbies abroad, spending €5,750,000 as the top lobbying spender in Europe for 2020.5

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity. These groups may be spending “at least double what’s publicly reported.”6

Alphabet lists support of 378 TAs, SWGs and nonprofits for 2020, yet fails to disclose its payments, or the amounts used for lobbying. Alphabet belongs to the Chamber of Commerce and Business Roundtable, which have spent over $2 billion on lobbying since 1998, supports SWGs that lobby like Americans for Tax Reform and Taxpayers Protection Alliance, and funds controversial nonprofits like the Competitive Enterprise Institute (CEI)3 and Independent Women’s Forum (IWF).

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5 https://www.reuters.com/technology/google-facebook-microsoft-top-eu-lobbying-spending-study-2021-08-30/.

6 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

Alphabet’s lack of disclosure presents reputational risks when its lobbying contradicts company public positions. For example, Alphabet believes in addressing climate change, but the Chamber and CEI undermined the Paris climate accord.7 Alphabet signed a statement opposing state voter restrictions, yet the Chamber lobbied against the For the People Act.8 Alphabet has “funded a bevy of political groups, including those producing positive polling, and engaged in other fingerprint-free tactics designed to deter regulators.”9 And while Alphabet funds IWF, IWF is a partner of Stop Corporate Tyranny10 and has promoted opposition to school mask mandates.11

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7 https://www.nytimes.com/2019/07/10/climate/nyt-climate-newsletter-cei.html

8 https://thehill.com/business-a-lobbying/business-a-lobbying/554430-watchdog-group-launches-campaign-to-pressure?rl=1.

9 https://www.washingtonpost.com/technology/2020/06/10/amazon-facebook-google-political-allies-antitrust/.

10 https://www.exposedbycmd.org/2021/09/07/alec-claims-credit-for-voter-suppression-and-anti-critical-race-theory-laws-at-secret-meeting/.

11 https://www.washingtonpost.com/politics/2021/10/01/masks-schools-koch-money/.

Federal and State Lobbying

Alphabet spent $99,190,000 on federal lobbying from 2015 – 2021 according to the Open Secrets database.12

The extent of Alphabet’s disclosure of spending at the state level is highly uneven because state-level lobbying disclosure requirements are often very cursory, investors have no idea how much companies are spending in 22 states and have only a murky picture in others.

Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online effectively buries information at many states.”13

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12 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2015&id=d000067823
13 “Wal-Mart Improves Lobbying Disclosure after Shareowner Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareowner-push-idUSKBN0NY0AH20150513.

Lobbying Through Trade Associations

Alphabet has disclosed politically-engaged trade associations, independent third-party organizations and other tax exempt groups “that receive the most substantial contributions” from Alphabet. It notes that it lacks control over the agendas of those organizations. However, investors have no idea the total amount Alphabet has given to each trade association through memberships and other payments, nor the amount used for lobbying by each trade association. Alphabet fails to disclose its payments to the trade associations, meaning investors have neither an accurate picture of the company’s total lobbying expenditures nor an understanding of its priorities or interests.

Trade Association Lobbying Misalignments Create Reputational Risk

We believe Alphabet’s trade association memberships and payments used for lobbying pose potential reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts Alphabet’s public positions.

Any misalignment of Alphabet’s stated company values and positions with their lobbying activities, either directly or indirectly through third-party groups, creates significant reputational risk around company integrity as well as investor concerns around lack of corporate governance and oversight of lobbying.

Other Companies Are Reporting Significant Lobbying and Public Policy Issues

Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the positions and lobbying of their key trade associations. Examples of companies producing reports include BP, Pfizer, GM, Bayer and Shell.

Investors Are Asking for Lobbying Transparency to Better Understand Risks

The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.14 On January 27, 2022, the Principles for Responsible Investment (PRI) released a new report, the Investor Case of Responsible Political Engagement, noting investors need to understand the intended objectives, processes and outcomes of companies’ political engagement to determine the extent to which they align with their long-term interests and shared societal needs.15 PRI has also released a 2018 guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.16

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14 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

15 https://www.unpri.org/governance-issues/the-investor-case-for-responsible-political-engagement/9366.article.

16 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.17 The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.18

Lobbying Transparency: What Gets Disclosed Gets Managed.

Clear policies and board oversight – coupled with disclosures to shareholders, helps mitigate risks and provide greater transparency and accountability allowing investors to assess potential risks and whether sufficient safeguards are in place to protect our Company’s interests as well as the interest of shareholders.

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17 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

18 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

Response to Board's Opposition Statement

In the Board of Director’s Recommendation Against and Statement of Opposition Alphabet states

Our U.S. Public Policy Transparency website already contains much of the information requested by the proposal. Our Board therefore believes that the report requested by this proposal would not provide substantial additional information to our stockholders and recommends a vote AGAINST this proposal.

As noted above, there is inadequate disclosure of the amount of support given to trade associations, which could, for instance go above and beyond dues payments, as well as be allocated in significant quantities to indirect lobbying or grass roots lobbying communication.

The Company’s website notes “Google’s sponsorship or collaboration with a third-party organization doesn’t mean that we endorse the organizations’ entire agenda, its events or advocacy positions nor the views of its leaders or members.” Although the company may not control the lobbying activities of trade associations, its reputation with the public and even with investors as a member and funder of those trade associations may nevertheless be impacted, especially when those trade associations engage in substantial lobbying activities that directly contradict the company’s purported values.

The Company’s disclosures are incomplete and inadequate to ensure reasonable risk evaluation by investors of the issues entailed in the company’s support for trade associations and other grassroots lobbying organizations, especially such lobbying at the state level or in markets outside the US.

The well-documented reputational risks of Alphabet’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying spending details.

Based on the above Rationale, we believe that Alphabet’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 5, the stockholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Lauren Compere

Boston Common Asset Management

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Boston Common Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Boston Common Asset Management urges stockholders to vote for Proposal 5 following the instructions provided on the Company’s proxy mailing.